UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File Number 000-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
770 TOWNSHIP LINE ROAD
YARDLEY, PA 19067-4232

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 20, 2019

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2018 and 2017

Supplemental information required for Form 5500
as of December 31, 2018

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	3

Notes to Financial Statements	4 - 9

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2005.

Philadelphia, Pennsylvania
June 20, 2019

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2018	2017
ASSETS
Investments, at fair value
Registered investment companies:
Baird Core Plus Bond Fund	$8,294,368	$—
DFA Emerging Markets Core Equity Portfolio	259,837	1,290,135
DFA US Targeted Value Portfolio	303,258	341,079
HSBC Opportunity Fund	9,854,953	11,791,224
Harbor International Fund	—	983,987
JPMorgan Intrepid Value Fund	4,336,778	4,883,541
Metropolitan West Total Return Bond Fund	—	9,249,768
T. Rowe Price International Discovery Fund	214,697	452,177
Vanguard Developed Markets Index Fund	1,251,613	—
Vanguard International Growth Fund	9,921,274	11,930,685
Vanguard Morgan Growth Fund	4,556,427	3,498,083
Vanguard Prime Money Market Fund	106,706	94,702
Vanguard Target Retirement 2015 Fund	3,639,772	3,822,914
Vanguard Target Retirement 2020 Fund	5,737,387	4,862,885
Vanguard Target Retirement 2025 Fund	7,954,350	8,294,700
Vanguard Target Retirement 2030 Fund	5,876,604	5,046,451
Vanguard Target Retirement 2035 Fund	4,771,259	5,397,124
Vanguard Target Retirement 2040 Fund	2,817,476	3,112,646
Vanguard Target Retirement 2045 Fund	3,749,339	3,314,009
Vanguard Target Retirement 2050 Fund	2,322,741	2,052,549
Vanguard Target Retirement 2055 Fund	1,833,576	956,845
Vanguard Target Retirement 2060 Fund	181,258	86,488
Vanguard Target Retirement 2065 Fund	19,682	528
Vanguard Target Retirement Income Fund	1,299,190	1,593,670
Vanguard Total Stock Market Index Fund	42,436,219	47,690,459
Vanguard Wellington Fund	14,538,930	15,506,313
	136,277,694	146,252,962

Vanguard Retirement Savings Trust	39,678,273	42,397,220
Crown Holdings, Inc. Stock Fund	14,164,309	19,546,121
Total investments, at fair value	190,120,276	208,196,303

Receivables
Notes receivable from participants	3,197,741	3,368,015
Total receivables	3,197,741	3,368,015

Total assets	193,318,017	211,564,318

LIABILITIES	—	—

Net assets available for benefits	$193,318,017	$211,564,318

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2018	2017
Changes/Additions:
Investment (loss) income:
Interest and dividend income	$7,735,920	$6,316,373
Net (depreciation) appreciation in fair value of investments	(20,353,970)	20,571,904
Total investment (loss) income	(12,618,050)	26,888,277

Interest income, notes receivable from participants	162,440	146,594
Total interest income, notes receivable	162,440	146,594

Contributions:
Employer	1,744,251	1,623,272
Participant	9,698,825	9,841,027
Total contributions	11,443,076	11,464,299

Other additions	8,938	32,390
Total changes/additions	(1,003,596)	38,531,560

Deductions:
Benefits paid to participants	17,078,412	18,634,017
Administrative expenses	164,293	151,530
Total deductions	17,242,705	18,785,547

Net (decrease) increase	(18,246,301)	19,746,013

Net Assets Available for Benefits:
Beginning of year	211,564,318	191,818,305
End of year	$193,318,017	$211,564,318

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. and subsidiaries (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The Plan allows before-tax participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. The Company makes matching contributions equal to 50% of the participant's contribution, up to 3% of compensation, depending on the employer company, as defined in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions. Contribution amounts are subject to certain Internal Revenue Service ("IRS") limitations.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is considered 25% vested in the Company's contributions after one year of credited service. The participant's vested interest increases at a rate of 25% for each year of service thereafter, with the participant being 100% vested after four years.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on notes receivable outstanding as of December 31, 2018 and 2017 range from 4.25% to 6.50% and 4.25% to 6.25%, respectively. Principal and interest are paid ratably through monthly payroll deductions. A participant may not have more than two outstanding notes receivable at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $1,607 and $425 at December 31, 2018 and 2017, respectively. Forfeitures used to offset Company contributions in 2018 and 2017 totaled $71,513 and $78,259, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses and fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

Recent Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan’s financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2018
	Level 1	Total

Registered investment companies	$136,277,694	$136,277,694
Company common stock fund	14,164,309	14,164,309

Total assets in fair value hierarchy	$150,442,003	$150,442,003

Investments measured at net asset value (a)		39,678,273

Investments at fair value		$190,120,276

	Assets at Fair Value as of December 31, 2017
	Level 1	Total

Registered investment companies	$146,252,962	$146,252,962
Company common stock fund	19,546,121	19,546,121

Total assets in fair value hierarchy	$165,799,083	165,799,083

Investments measured at net asset value (a)		42,397,220

Investments at fair value		$208,196,303

(a)
Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Registered investment companies are valued at the daily closing price as reported by the fund, which represent the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The fair value of the Company common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued at the NAV of the units of the collective trust fund held by the Plan at year end times the respective unit value. The NAV, as provided by the trustee, is used as practical expedient to estimate fair value. The NAV of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$39,678,273	N/A	Daily	N/A

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$42,397,220	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company’s common stock fund held approximately 341,000 and 347,000 shares of Crown Holdings, Inc. common stock representing 7.3% and 9.2% of Plan assets as of December 31, 2018 and 2017, respectively. For the years 2018 and 2017, the Company common stock fund had purchases of $2,994,206 and $6,169,323, respectively, and sales of $3,375,438 and $9,594,700, respectively. There were no dividends on the Company's common stock in 2018 or 2017. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated August 19, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2015.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2018 and 2017, the Plan had investments of $82,114,492 and $90,087,679, respectively that were concentrated in two funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan EIN 23-1526444 Plan No. 100
	Identity of Participant-Directed Issues	Investment Type	Current Value
	Baird Core Plus Bond Fund	Registered Investment Company	$8,294,368
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	259,837
	DFA US Targeted Value Portfolio	Registered Investment Company	303,258
	HSBC Opportunity Fund	Registered Investment Company	9,854,953
	JPMorgan Intrepid Value Fund	Registered Investment Company	4,336,778
	T. Rowe Price International Discovery Fund	Registered Investment Company	214,697
*	Vanguard Developed Markets Growth Fund	Registered Investment Company	1,251,613
*	Vanguard International Growth Fund	Registered Investment Company	9,921,274
*	Vanguard Morgan Growth Fund	Registered Investment Company	4,556,427
*	Vanguard Prime Money Market Fund	Registered Investment Company	106,706
*	Vanguard Target Retirement 2015 Trust	Registered Investment Company	3,639,772
*	Vanguard Target Retirement 2020 Trust	Registered Investment Company	5,737,387
*	Vanguard Target Retirement 2025 Trust	Registered Investment Company	7,954,350
*	Vanguard Target Retirement 2030 Trust	Registered Investment Company	5,876,604
*	Vanguard Target Retirement 2035 Trust	Registered Investment Company	4,771,259
*	Vanguard Target Retirement 2040 Trust	Registered Investment Company	2,817,476
*	Vanguard Target Retirement 2045 Trust	Registered Investment Company	3,749,339
*	Vanguard Target Retirement 2050 Trust	Registered Investment Company	2,322,741
*	Vanguard Target Retirement 2055 Trust	Registered Investment Company	1,833,576
*	Vanguard Target Retirement 2060 Trust	Registered Investment Company	181,258
*	Vanguard Target Retirement 2065 Trust	Registered Investment Company	19,682
*	Vanguard Target Retirement Income Fund	Registered Investment Company	1,299,190
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	42,436,219
*	Vanguard Wellington Fund	Registered Investment Company	14,538,930
*	Vanguard Retirement Savings Trust	Collective Trust Fund	39,678,273
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	14,164,309
*	Notes receivable from participants	Interest rates: 4.25% - 6.50%	3,197,741
	Total Assets (Held at End of Year)		$193,318,017

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.